                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

                                   (Mark One)

[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                   For the Fiscal Year Ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Period from ________ to ________

                         Commission File Number 1-11373

  Syncor International Corporation Employees' Savings and Stock Ownership Plan
 ------------------------------------------------------------------------------
                            (Full Title of the Plan)

                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017

         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                 Financial Statements and Supplemental Schedule

                     December 31, 2003 and 2002 and for the
                          Year Ended December 31, 2003

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm ...............   3

Audited Financial Statements

     Statements of Net Assets Available for Benefits...................   4

     Statement of Changes in Net Assets Available for Benefits.........   5

     Notes to Financial Statements.....................................   6

Supplemental Schedule

     Schedule of Assets (Held At End of Year)..........................  15

Signature..............................................................  16


Exhibits:

      Exhibit 23.01 - Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

To the Plan Committee of
Syncor International Corporation Employees' Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Syncor International Corporation Employees' Savings and Stock Ownership Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Columbus, Ohio                                          /s/ Ernst & Young LLP
June 22,  2004

                   Syncor International Corporation Employees'
                        Savings and Stock Ownership Plan

                 Statements of Net Assets Available for Benefits

                                                                   DECEMBER 31
                                                           2003                  2002
                                                      -------------          -------------
ASSETS:
  Cash                                                $     232,785          $           5
  Investments, at fair value                            122,861,804            120,553,313

Employer contributions receivable                                 -                662,076
                                                      -------------          -------------
Net assets available for benefits                     $ 123,094,589          $ 121,215,394
                                                      =============          =============

See accompanying notes.

                   Syncor International Corporation Employees'
                        Savings and Stock Ownership Plan

            Statement of Changes in Net Assets Available for Benefits

                                                                        FOR THE YEAR ENDED
                                                                         DECEMBER 31, 2003
                                                                        ------------------
ADDITIONS:
      Contributions:
          Employer                                                         $   1,462,411
          Participant                                                          4,401,666

      Net appreciation in the fair value of investments                        9,554,408
      Plan's interest in Master Trust net investment gain                      1,301,489
      Interest and dividend income                                               944,248
                                                                           -------------
          Total additions                                                     17,664,222

DEDUCTIONS:
      Benefits paid directly to participants                                  15,774,361
      Administrative expenses                                                     10,666
                                                                           -------------
          Total deductions                                                    15,785,027

Net increase                                                                   1,879,195

Net assets available for benefits, beginning of period                       121,215,394
                                                                           -------------

Net assets available for benefits, end of period                           $ 123,094,589
                                                                           =============

See accompanying notes.

                        Syncor International Corporation
                  Employees' Savings and Stock Ownership Plan

                          Notes to Financial Statements

                                December 31, 2003

1.    DESCRIPTION OF PLAN

GENERAL

The Syncor International Corporation Employees' Savings and Stock Ownership Plan (the Plan) is a defined contribution Plan covering substantially all employees of Cardinal Health 414, Inc. (formerly known as Syncor International Corporation) not covered by a collective bargaining agreement who had attained age 18 and completed three months of employment, as defined, prior to August 1, 2003. On and after August 1, 2003, the Plan covers substantially all employees of Cardinal Health 414, Inc. not covered by a collective bargaining agreement and who complete one full month of employment. This description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provision.

The Plan is administered by the Plan Committee. The Plan trustee, record keeper and asset custodian is Putnam Fiduciary Trust Company (Putnam). Prior to August 1, 2003, administrative expenses were paid by the Company, excluding loan fees. As of August 1, 2003, administrative expenses are paid by the Plan unless paid by the Company, excluding loan fees, which are paid directly from the borrowing participant's account.

As record keeper and asset custodian of the Plan, Putnam maintains certain accounting and other records of the Plan transactions and assets. Therefore, the Plan and the Plan Committee rely on Putnam to provide the appropriate information for purposes of preparation of the financial statements for the Plan. Although certain procedures are designed to obtain reasonable assurance about whether the information provided by Putnam is complete and free of material misstatement, the Plan and Plan Committee's ability to verify the information is somewhat limited. For purposes of disclosures made in these financial statements, the Plan and Plan Committee have no reason to believe that the information provided by Putnam does not fairly present, in all material respects, the financial condition and results of operations of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The ESSOP acquired 1,750,000 shares of Syncor International Corporation (the Company and Sponsor) common stock with funds borrowed from or guaranteed by the Company. As of December 31, 2001, all such borrowings had been fully repaid.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)

1.    DESCRIPTION OF PLAN (CONTINUED)

GENERAL (CONTINUED)

With the acquisition of the Company by Cardinal Health, Inc. (Cardinal Health) as of January 1, 2003 (Effective Date), the 2,895,292.487 common shares of Syncor International Corporation in the Stock Fund with a total fair value of $80,584,348 on the Effective Date was exchanged for 1,361,452.073 Cardinal Health common shares of equal fair value. The share exchange was effected as of January 1, 2003. There are no other changes to the provisions of the Plan. As of July 1, 2003, all active participants in the Plan were permitted to begin participating in a Cardinal Health sponsored retirement plan. On and after July 1, 2003, participants in the Plan were not permitted to make pre-tax contributions to the Plan.

CONTRIBUTIONS

Prior to August 1, 2003, participants contributed from 1% to 14% of their compensation, as defined by the Plan Document, on a tax-deferred basis in the Funds Deferrals Account. These contributions were allocated among the available investment funds at the participants' direction. Prior to July 1, 2003, participants could change their deferral percentage each January 1, April 1, July 1 or October 1. In addition, prior to April 1, 2003, participants could direct an additional 1% or 2% tax-deferred contribution to be invested in the Stock Investment Participant Account (Stock Deferrals Account), which invests in the Company's common stock via trustee purchases on the open market or directly from the Company. On and after July 1, 2003, participants may no longer make deferrals to the Plan. In addition, on and after April 1, 2003, participants may direct their deferrals to any of the available investment options under the Plan. Participant contributions are always 100% vested.

Prior to April 1, 2003, all employer contributions were made in the form of Company stock. Prior to April 1, 2003, the Company matched an additional 50% of the participant's contributions in the Funds Deferrals Account with Company common stock, up to the first 4% of the participant's compensation. For those employees who became participants on or after August 1, 2001, the Company did not match the participant's pretax contributions until he or she has been a participant for 9 calendar months. The Company also contributed one share of Company common stock to match each whole share of common stock purchased with participants' tax-deferred compensation. All employer contributions were held in the participants' Stock Investment Company Accounts.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)

1.    DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

On and after April 1, 2003, all employer contributions are made in the form of cash with matching contributions made pursuant to a discretionary formula determined by the Company and communicated to participants.

The Plan is administered by the Plan Committee. Prior to April 1, 2003, the Plan Committee could also approve a special allocation of Company stock to certain participants' accounts to allow the Plan to pass applicable Internal Revenue Service (Service) nondiscrimination tests. Total annual additions to a participant's account may not exceed the lesser of $40,000 or 100% of the participant's compensation.

Since the Effective Date of the acquisition of the Company by Cardinal Health, the Plan Committee members are the members of the Cardinal Health, Inc. Employee Benefits Policy Committee.

The Plan also provides for a Syncor Cash Bonus Account, specially designed for foreign employees, to hold Syncor Cash Bonus Contributions.

FORFEITURES

Prior to August 1, 2003, forfeitures were reallocated each year to the participants' accounts based on the percentage of each participant's compensation to total compensation, as defined. Total forfeitures in 2003 and 2002 were $112,314 and $1,031,085, respectively. Amounts reallocated from the forfeiture accounts during the Plan year ended on December 31, 2003 and 2002 were $0 and $9,812,150, respectively. The remaining forfeiture balances at December 31, 2003 and 2002 were $1,551,084 and $997,842, respectively. On and after August 1, 2003, forfeitures may be used to pay reasonable administrative expenses of the Plan or defray employer contributions to the Plan, in the Company's discretion.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)

1.    DESCRIPTION OF PLAN (CONTINUED)

INVESTMENT OPTIONS AND DIVERSIFICATION

Prior to August 1, 2003, the Plan offered 24 investment options. On and after August 1, 2003, the Plan offers 10 investment options. Participants can direct their contributions, in 1% increments, in any of the investment options offered at the time.

Prior to January 1, 2002, a participant who had attained the age of 55 and had been a participant at least 10 years could diversify a portion of his/her Stock Investment Company Account. Such participant could diversify during the next five years 25% of the total number of shares of Company Stock allocated to the account and in the sixth year could diversify 50% of the total number of shares. There was no provision for diversification of the Stock Investment Participant Account.

Subsequent to January 1, 2002 and prior to April 1, 2003, a participant under the age of 55 who has been a participant at least 10 years may diversify a portion of his/her Stock Investment Company Account and Stock Investment Participant Account. Such participant may diversify 10% of the number of shares of Company stock allocated to the Stock Investment Company Account and Stock Investment Participant Account. A participant 55 or older, who was a participant at least 10 years, may diversify 25%, and in the fifth plan year after attaining age 55 may diversify 50% of the number of shares of Company stock allocated to the Stock Investment Company Account and Stock Investment Participant Account.

On and after April 1, 2003, any participant, regardless of age or service, may direct the investment of all amounts held in their accounts in the Plan into any of the available investment options under the plan.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant's tax-deferred contribution and employer contribution balances. Prior to August 1, 2003, on a quarterly basis, earnings of the various funds were allocated to the participant account balances according to the ratio that a participant's account balance in a given fund bears to the total of all participant account balances in the fund. On and after August 1, 2003, earnings of the various funds are credited on a daily basis.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)

1.    DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are vested immediately in their elective contributions, plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. Prior to August 1, 2003, the graded vesting schedule provided that a participant is 100% vested after five years of vesting service. Participants are automatically 100% vested if the age of 65 is reached or in the case of disability, or death. On and after August 1, 2003, active participants in the Plan are subject to a cliff vesting schedule providing that a participant is 100% vested after three years of vesting service (with preservation of prior vesting levels, as applicable).

PARTICIPANT LOANS

Prior to August 1, 2003, participants could borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. On and after August 1, 2003, the minimum loan amount is $1,000. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan Administrator. Principal and interest are repaid ratably through regular payroll deductions.

PAYMENT OF BENEFITS

Upon termination of employment, death, retirement or disability, all distributions will be made in the form of a lump sum payment in cash or, if so invested, Cardinal Health common shares, at the election of the participant. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain "hardship" circumstances.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The investments of the Plan are stated at fair market value as determined by the asset custodian using quoted market prices of underlying investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)

3.    INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan's assets as of December 31, 2003 and December 31, 2002 are as follows:

                                                    DECEMBER 31,      DECEMBER 31,
                                                        2003             2002
                                                    -----------       -----------
Cardinal Health, Inc. common shares                $ 66,348,223      $ 80,584,348
Plan's interest in Master Trust                      20,917,077                --
Montag & Caldwell Growth Fund, mutual fund            8,935,031                --
Dodge & Cox Stock Fund, mutual fund                   7,856,164                --
Artisan Mid Cap Fund, mutual fund                     6,842,838                --
Short-term Bond Fund                                         --         7,340,459

Net appreciation in fair value of investments is as follows:

                                                              FOR THE YEAR
                                                                 ENDED
                                                              DECEMBER 31,
                                                                 2003
                                                              ------------
Net appreciation in fair value of investments
  as determined by quoted market prices:
     Mutual funds                                             $ 7,152,342
     Cardinal Health, Inc. common shares                        2,402,066
                                                              -----------
  Total net appreciation                                      $ 9,554,408
                                                              ===========

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)

4.    ASSETS HELD IN MASTER TRUST

The Master Trust assets are valued by the trustee daily, based on quoted market prices, and allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan's interest in Master Trust net investment gain presented in the statement of changes in net assets available for benefits, consists of the unrealized and realized gains (losses) and the dividends on those investments.

MASTER TRUST
ASSETS AVAILABLE TO PARTICIPATING PLANS AS OF:

                                               DECEMBER 31,       DECEMBER 31,
                                                   2003               2002
                                               ------------       ------------
Investments at fair value:
     Mutual funds                             $ 193,636,628      $ 144,144,606
     Common, Collective Trusts                  474,353,972        382,873,704
                                              -------------      -------------
Total investments                             $ 667,990,600      $ 527,018,310
                                              =============      =============

The Plan's share of assets in the Master Trust was approximately 3% or $20,917,077 at December 31, 2003.

MASTER TRUST INVESTMENT INCOME:

                                                        FOR THE YEAR
                                                           ENDED
                                                        DECEMBER 31,
                                                           2003
                                                       -------------
Dividend and interest income                           $ 12,865,382
Net appreciation in fair value of investments as
    determined by quoted market prices:
        Mutual funds                                     22,505,075
        Common, Collective Trusts                        34,479,241
                                                       ------------
Total investment gain                                  $ 69,849,698
                                                       ============

5.    INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 14, 2003, stating that the Plan, as amended and restated, is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                    Notes to Financial Statements (continued)

6.    RISKS AND UNCERTAINTIES

The Plan has a significant participant-directed investment in Cardinal Health, Inc. common shares, which is exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.    RELATED PARTY TRANSACTIONS

The Plan held $66,348,223 and $80,584,348 of Cardinal Health, Inc. common shares as of December 31, 2003 and December 31, 2002, respectively.

                   Syncor International Corporation Employees'
                        Savings and Stock Ownership Plan

                    Schedule of Assets (Held At End of Year)
                   (Schedule H, Part IV, Line 4i on Form 5500)
                             As of December 31, 2003

            (b)                                         (c)                     (e)
                                   DESCRIPTION OF INVESTMENT INCLUDING
IDENTITY OF ISSUER, BORROWER,    MATURITY DATE, RATE OF INTEREST,MATURITY
  LESSOR, OR SIMILAR PARTY                    OR PAR VALUE                 CURRENT VALUE
----------------------------     ---------------------------------------   -------------
COMMON STOCK
*Cardinal Health, Inc.                      1,084,830 shares               $  66,348,223

MUTUAL FUNDS
Dodge & Cox Stock Fund                         69,047 shares                   7,856,164
Montag & Caldwell Growth Fund                 408,365 shares                   8,935,030
Artisan Mid Cap Fund                          265,432 shares                   6,842,838
Pimco Total Return Fund                       485,408 shares                   5,198,718
Columbia Acorn USA Fund Z                     185,711 shares                   3,901,783

LOANS
Loans to participants                          5.0 to 11.50%                   2,861,970
                                                                           -------------
Total                                                                      $ 101,944,726
                                                                           =============

* Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SYNCOR INTERNATIONAL
                                        CORPORATION EMPLOYEES'SAVINGS
                                        AND STOCK OWNERSHIP PLAN

Date: June 28, 2004                     /s/ Richard J. Miller
                                        -----------------------------------
                                        Richard J. Miller, Plan Committee Member